UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number: 001-42160

NIP Group Inc.

Rosenlundsgatan 31

11 863 Stockholm

Sweden

+46 8133700

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                  Form 40-F ☐

NIP Group Inc. Announced the Initial Closing of the Second Tranche of Its Bitcoin Mining Capacity Acquisition

Reference is made to the Current Report on Form 6-K furnished by NIP Group Inc. (the “Company”) with the Securities and Exchange Commission on November 3, 2025 regarding, among other things, the entry into a second asset-purchase agreement (the “Tranche 2 APA”) to acquire additional Bitcoin mining capacity (the “Transaction”) from certain sellers (the “Sellers”). On January 9, 2026, the Company entered into an amendment to the Tranche 2 APA (the “Tranche 2 APA Amendment”), pursuant to which the Transaction contemplates three closings. The initial closing was completed on January 9, 2026 and settled through issuance of 167,917,734 Class A ordinary shares of the Company to the Sellers and/or their assignees. The subsequent closings are expected to be settled by the end of January 2026 through issuance of certain convertible notes that may be converted into Class A ordinary shares of the Company upon the satisfaction of certain conditions. The specific terms of the convertible notes will be determined prior to such closings. There can be no assurance that the closing conditions will be satisfied, nor that the proposed Transaction will be completed before that date or at all. The total mining capacity contemplated under, and the maximum aggregate number of Class A ordinary shares being issued as consideration of, the Transaction remain the same as set out in the previously disclosed Tranche 2 APA.

As a result of the initial closing, the Company added approximately 4.37 EH/s of installed hash rate, bringing the Company’s total operating mining capacity to approximately 7.48 EH/s. The remaining portion of the mining capacity contemplated under the Transaction, representing a hash rate of approximately 3.82 EH/s, will be completed in the subsequent closings. Upon completion of the Transaction, the Company expects its total operating mining capacity to reach approximately 11.3 EH/s.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIP Group Inc.

By:	/s/ Mario Yau Kwan Ho
Name:	Mario Yau Kwan Ho
Title:	Co-Chief Executive Officer

By:	/s/ Hicham Chahine
Name:	Hicham Chahine
Title:	Co-Chief Executive Officer

Date: January 13, 2026